FILED BY UNION PACIFIC CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-6(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION
COMMISSION FILE NO. 001-08339

CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD
Facts About the Union Pacific and
Norfolk Southern Combination
Union Pacific and Norfolk Southern are combining to move America forward. The Surface Transportation Board (STB) will review a complete and compelling case about the benefits of this transaction for all stakeholders.
Here are the facts:
MYTH: The combination will limit options and hurt the economy.
FACT: The combination will fuel economic growth.
New single-line routes will expand rail options, particularly in watershed markets – areas within 500 miles of the Mississippi River that currently lack strong rail connections.
Seamless access to 10 international interchanges and approximately 100 ports will strengthen international trade routes and expand access to U.S.-made goods.
Every $1 invested in rail drives $2.50 in economic activity.1
MYTH: The combined company threatens rail jobs.
FACT: Union Pacific and Norfolk Southern are committed to protecting union jobs.
Those who have a union job when the merger is approved will continue to have one. SMART-TD members working in train and yardperson service will have guaranteed job protection for the length of their careers, subject to standard employment requirements.
By transforming the U.S. supply chain, the combination will unleash the industrial strength of American manufacturing, create new sources of economic growth and expand workforce opportunities.
Every rail job supports 3.9 additional U.S. jobs.1
MYTH: Customers won’t benefit from this combination.
FACT: Customers are expressing excitement about the numerous benefits the transaction will deliver.
For our customers, we expect this transaction to result in:
– Faster service: Transit times will be shortened by several days through the elimination of car touches and interchanges.
– Lower-cost options: Transcontinental rail service will reduce costs for customers, businesses and manufacturers by enabling more freight to shift to lower-cost rail.
– Streamlined customer experience: Customers will receive single-line rate quotes and track freight through a unified system.
– Industry-leading technology: Customer-focused technologies – including AI capabilities and real-time data integration – will be extended coast to coast.
– Union Pacific seamlessly cutover its transportation management system to NetControl – making it the only railroad to modernize all core operating systems.
MYTH: A larger railroad will compromise safety.
FACT: Safety is a core value and this combination will further our zero incidents goal.
Safer rails, safer roads: Shifting freight from trucks to trains reduces highway congestion and improves road safety. Rail is the safest, most efficient and sustainable way to move freight over land.5
– One intermodal train removes up to 550 trucks from the highways.
– One train uses one gallon of fuel to move a ton of freight 500 miles, creating a more sustainable, lower-cost supply chain.1
Improving safety for workers: The combined railroad will apply best practices from both programs to sustain lasting progress.
– Union Pacific’s reportable personal injury rate and reportable derailment rate both improved in 2024, down by 23% and 20%, respectively, compared with 2023.2 Results in 2025 continue to show excellent improvement, with first quarter employee reportable rates matching the best-ever quarterly performance.4
– Through technology, safety trainings and Speak Up practices, Norfolk Southern improved its FRA mainline accident rate by 40% in 2024, and reduced its overall reportable injury rate.3
MYTH: Service and safety levels will decline with fewer competitors.
FACT: Proven technologies will be expanded to improve both service and safety.
Building safer trains: Physics Train Builder predicts in-train forces to construct safer, more operationally efficient trains.
Protecting our people: Mobile NX, a semi-autonomous switching technology, reduces yard exposure for our workers, keeping them safe and streamlining operations.
Preventing problems: Digital Train Inspection Portals and Automated Track Geometry Measurement Systems help inspectors by detecting potential issues before the human eye – enabling employees to facilitate timely maintenance, enhancing safety and strengthening service reliability.
MYTH: The combination will limit freight choices and raise rates.
FACT: America’s 1st transcontinental railroad is overwhelmingly in the public interest and will enhance competition.
All customers will benefit from a coast-to-coast rail network, gaining faster service and expanded access to new and existing markets. Fewer than 10 customer locations will experience a change in multi-rail connectivity.
We expect businesses and consumers nationwide to see a reduction in costs as rail becomes a faster, more efficient, more reliable and more accessible way to ship goods.
This combination will help win back U.S. freight volume and jobs by competing more effectively with Canadian transcontinental railroads.
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CREATING AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Safety Comes First—Every Day, in Every Community

Safety remains our top priority. We're committed to making sure every railroader goes home safe to their family – and protecting our communities.

The Union Pacific-Norfolk Southern combination unites two safety-first cultures and accelerates technologies that reduce incidents and enhance operational precision. The result: a safer, innovative and more resilient coast-to-coast freight network.

Reducing Injuries, Incidents, Highway Congestion, Emissions

17x

Freight rail is 17x safer than trucks per gross ton miles[1]

One intermodal train can take 550 trucks off the nation's highways

Railroads have lower employee incidence rates than trucking, airlines, agriculture and construction[2]

Union Pacific improved injury rates by 23% and derailments by 20%[3]

Norfolk Southern cut mainline accidents by 40% and reduced overall injuries[4]

Safety You Can Count On

Decades of investment and innovation make rail the safest way to move freight on land. Our focus: protecting people, communities and the future of freight.

Employee Training
Nearly 90 hours of training averaged per employee annually

Smart Technology
Tools that help enhance decisions and lower risk

Community Outreach
10K first responders trained; local communities engaged[5]

Infrastructure Investment
$5.6B each year to strengthen tracks, trains and crossings[5]



Safer Rail Through Innovation

The combined railroad will expand advanced safety technology to address issues before they become incidents, while also making operations more precise, efficient and reliable.



- Train Builder balances in-train forces for **safer movement**
- NetControl provides real-time data and insights to **safely optimize performance**
- Mobile NX lets employees safely **switch tracks remotely**
- Automated inspections use cameras and sensors to **spot potential issues early**
- Semi-automated equipment enables **safer unloading of rail materials**

Safety isn't just part of what we do – it's who we are. Together, Union Pacific and Norfolk Southern are building a safer, smarter and stronger rail network for employees, customers and communities.

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CREATING AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

News Headlines: The Union Pacific and Norfolk Southern Combination

News outlets are pointing to big opportunities with Union Pacific and Norfolk Southern coming together. Coverage highlights how a unified, coast-to-coast rail network could deliver more reliable service for shippers, lower costs, ease supply chain pressure and better compete with trucking. Analysts also note broader benefits – from strengthening the U.S. economy and industrial base, to boosting military readiness, to giving manufacturers and consumers price relief.

THE WALL STREET JOURNAL.

"[The merger] could help most businesses that ship and receive freight, which should be the key issue for antitrust consideration. The combined carrier would be better able to compete with transportation by truck, which now exceeds rail in annual ton-miles of cargo."

Editorial Board, *Wall Street Journal*

TrainsPRO

"I'd be very confident that the service would be better after a transcontinental than it was before. A transcontinental system would improve the U.S. rail network and its ability to boost the economy and support an industrial renaissance."

David Goode, Retired Norfolk Southern CEO, *Trains*

RealClear Markets

"Their integration will ultimately increase competition by allowing the railroad to become cost-competitive with crosscountry trucking … and create a stronger American railroad to go head-to-head with large Canadian carriers that have been aggressively expanding into U.S. markets. For American manufacturers and exporters seeking to bring home much of that capacity, this merger is a strategic win."

Ike Brannon, Jack Kemp Foundation, *RealClear Markets*

MORNINGSTAR

"We would consider a tie-up to be **strategically favorable** because it would create the first US transcontinental railroad marked by nascent, seamless service corridors (avoiding interchange) that are more truck competitive, especially for intermodal."

Matthew Young, CFA, Senior Equity Analyst, *MorningStar*

FREIGHTWAVES

"The ability to provide **consistent, reliable service** across a single integrated network is expected to **attract shippers** seeking to streamline operations and cut costs."

John Paul Hampstead, Ph.D., multimodal freight markets researcher, *Freight Waves*

STARS AND STRIPES

"For the first time in U.S. history, a single freight railroad with a unified organizational structure enhancing situational awareness and speed of decision making, **will connect the Pacific and Atlantic coasts with uninterrupted service**, linking dozens of key military facilities, defense manufacturers and ports along the way. That means faster, more reliable logistics — and a more **agile, responsive military force**."

Spider Marks, Retired Major General, *Stars and Stripes*

Forbes

"The UP - NS deal is more than a business transaction - it's a **step toward building a smarter, more integrated logistics network** that reflects the needs of modern industry…The petrochemical industry – and the broader U.S. economy – could use a win like this."

David Blackmon, Public policy analyst/consultant, *Forbes*

SUPPLYCHAINDIVE

"The Union Pacific–Norfolk Southern transcontinental railroad is not just about laying down track; it is about building a faster, stronger, resilient American supply chain and fulfilling a vision more than 160 years in the making."

Danielle Zanzalari, Assistant Professor of Economics at Seton Hall University

THE NATIONAL LAW REVIEW

"By linking networks, the merged company could offer direct cross-country service without costly handoffs… Shippers would have more options, rates would reflect increased competition and consumers would ultimately pay less."

Ashley Baker, Director of Public Policy at the Committee for Justice

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CREATING AMERICA'S FIRST TRANSCONTINENTAL RAILROAD

Path to Approval: The Surface Transportation Board

Union Pacific and Norfolk Southern are moving through the **Surface Transportation Board's (STB) review process** to create America's first transcontinental railroad. This combination will strengthen America's supply chain, unleash the power of U.S. manufacturing, and open new opportunities for growth, jobs and communities. It's a win for customers, workers and the economy.

What is the STB?

The STB is an independent federal agency created in 1996 to oversee the business side of freight rail. It alone has the authority to approve major U.S. rail transactions, drawing on its deep knowledge of the domestic rail system and its broad impact on the country. When reviewing company combinations, it looks at rail rates and services as well as new line construction or closures – ultimately deciding whether the combination serves the public interest.

Why the Transaction Benefits Everyone

The combined transcontinental railroad brings important advantages:

- **More Competition**
  Stronger coast-to-coast service gives shippers a better option than trucks, at lower cost and with greater efficiency.
- **Competing Globally**
  A stronger U.S. network will better compete with Canadian railroads, reclaim freight volume and support American jobs.
- **Lowering Costs**
  Faster, more reliable rail service reduces supply chain costs for businesses and consumers.
- **Innovation**
  A unified network encourages technology breakthroughs, keeping U.S. freight rail safe and globally competitive.

Roles of Other Agencies

The Federal Railroad Administration works with applicants on a Safety Integration Plan to ensure safe operations. The Departments of Justice and Transportation, along with the Federal Trade Commission, can provide input to the STB.

Next Steps

Union Pacific and Norfolk Southern expect to file a formal application with the STB before the end of 2025. The filing will explain how the combined network will deliver safer, faster, more reliable service and stronger competition for shippers, benefiting all stakeholders. The full STB regulatory review process spans multiple phases over 19-22 months.[1] The goal is to complete the transaction by early 2027.

STB Major Railroad Merger Timeline Sample

The full STB regulatory review process spans multiple phases over 19-22 months.[2]

At a Glance: Application Review Process

Day 0	Applicants submit pre-filing notice
Day 0 + 3–6 months	Merger application must be filed
Application + up to 30 days	STB receives application for review, publishing notice in Federal Register
Application + up to 1 year	Evidentiary period
Evidence Close + up to 90 days	STB issues decision
Decision + 30 days	Effective date of final decision

With little overlap in our networks and the broad benefits this combination will unlock, our application will demonstrate to the STB that the **Union Pacific Transcontinental Railroad strengthens service, lowers costs, reduces transit times and boosts competition across the U.S. transportation system.**

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CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD
Innovative Technology is Powering Safety, Service & Operational Excellence
The Union Pacific-Norfolk Southern combination brings together state-of-the-art technology to power America’s first transcontinental railroad – providing customers visibility as shipments travel across the nation while accelerating technological advancements that promote greater freight competition.
Leading the Industry
• Union Pacific seamlessly cutover its transportation management system to NetControl – making it the only railroad to modernize all core operating systems.
• Norfolk Southern is pioneering rail safety with cutting-edge tools like AI, machine learning and advanced imaging.
• Both railroads employ state-of-the-art cybersecurity practices, protecting critical U.S. infrastructure.
Unlocking Operational Performance
Connecting Union Pacific’s Terminal Command Center with Norfolk Southern’s Shipment Explorer will provide the combined team visibility into terminal performance – empowering smarter decision making. Expanding Union Pacific’s semi-autonomous switching technology, Mobile NX, to Norfolk Southern terminals will drive safety and efficiency by reducing TE&Y daily walking distances by more than 60%.
Elevating the Customer Experience
• Integrating the railroads’ shipment management platforms will enable customers to quickly receive single-line rate quotes and track transcontinental freight with one intuitive experience.
• Expanding Union Pacific’s Precision Gating Technology will boost fluidity at major intermodal terminals, where UPGo and ExpressNS already automate mobile check-ins.
• Linking the railroads’ site selection tools will help customers grow with rail by easily identifying rail-served properties and transload facilities across the nation.
Fueled by Continuous Innovation
• Integrating Norfolk Southern’s Digital Train
Inspection portals and Automated Track
Inspection technology will strengthen the ability to quickly assess potential mechanical and track defects – improving safety and service performance.
• Rolling out Union Pacific’s revolutionary tie and rail unloading equipment across the network will improve safety and drive significant efficiency gains.
• Implementing Union Pacific’s modernized critical rail technologies – like CADx, Train Builder and NetControl – will accelerate productivity, growth, safety and innovation.
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CREATING AMERICA’S FIRST TRANSCONTINENTAL RAILROAD
The Best of Both Worlds: How Our Workforce Will Benefit
The combination of Union Pacific and Norfolk Southern creates a rail network built for growth, stability and safety. For employees, that means more opportunities, stronger protections and better benefits.
Secure Jobs, Growth Opportunities
Those who have a union job when the merger is approved will continue to have one.
90% Retention Rate – proof of commitment to workforce stability Jobs managed through growth and natural attrition, not cuts Expanding rail volumes = new jobs across towns and cities Each rail job supports 3.9 additional U.S. jobs.1
Protecting America’s Best-Paid Industrial Careers
The best-paid industrial careers in America stay strong – and keep getting stronger.
40% ABOVE TOP 10% 13+ YEARS 2x
NATIONAL AVERAGE PAY: TOTAL COMPENSATION: AVERAGE TENURE: RETIREMENT INCOME $135K–$190K, Premium healthcare, 3x longer than vs. average Social avg. $160K1 paid leave, retirement1 U.S. average1 Security recipient1
Investing in Our People
More access to the best benefits from both companies. Free counseling & family life services
Railroaders helping railroaders: company-supported employee assistance funds Free college starting day one Employee stock purchase plan with company match
Safety First, Always
Our goal is that every employee makes it home safe.
Industry-leading technology
AI, machine learning and advanced imaging help assess potential risk
Employee training
Nearly 90 hours annually prioritized for learning
Infrastructure investment $5.6B annually for tracks, bridges, technology and safety programs3
The Bottom Line
Together, Union Pacific and Norfolk Southern are safeguarding the proud tradition of railroad work while building more opportunities for the next generation.
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NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4 (No. 290282), as filed with the SEC on September 16, 2025, as amended on September 30, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525224307/d908896ds4a.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders. The Registration Statement was declared effective on September 30, 2025, and Union Pacific filed a final prospectus on October 1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/100885/000119312525226560/d908896d424b3.htm), and Norfolk Southern filed a definitive proxy statement on October 1, 2025 (which is available at https://www.sec.gov/Archives/edgar/data/702165/000119312525226601/d64358ddefm14a.htm) (together, the “Definitive Joint Proxy Statement/Prospectus”). Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Definitive Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT, AS AMENDED, AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Definitive Joint Proxy Statement/Prospectus.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm),

regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.